Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the First Quarter of 2024 and Declaration of a Dividend
MONACO--(GLOBE NEWSWIRE - May 9, 2024) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three months ended March 31, 2024. The Company also announced that its board of directors (the "Board of Directors") has declared a quarterly cash dividend on its common shares of $0.40 per share.
Results for the three months ended March 31, 2024 and 2023
For the three months ended March 31, 2024, the Company had net income of $214.2 million, or $4.29 basic and $4.11 diluted earnings per share.
For the three months ended March 31, 2024, the Company had adjusted net income (see Non-IFRS Measures section below) of $206.6 million, or $4.14 basic and $3.97 diluted earnings per share, which excludes from net income a $3.7 million, or $0.07 per basic and diluted share, write-off or acceleration of the amortization of deferred financing fees on certain lease financing obligations and related debt extinguishment costs, and a $11.3 million, or $0.23 per basic and $0.22 per diluted share, gain on the sale of a vessel.
For the three months ended March 31, 2023, the Company had net income of $193.2 million, or $3.40 basic and $3.27 diluted earnings per share.
For the three months ended March 31, 2023, the Company had adjusted net income (see Non-IFRS Measures section below) of $195.6 million, or $3.44 basic and $3.31 diluted earnings per share, which excludes from net income a $2.3 million, or $0.04 per basic and diluted share, write-off or acceleration of the amortization of deferred financing fees on certain lease financing obligations and related extinguishment costs.
Declaration of Dividend
On May 8, 2024, the Company's Board of Directors declared a quarterly cash dividend of $0.40 per common share, with a payment date of June 28, 2024 to all shareholders of record as of June 14, 2024 (the record date). As of May 8, 2024, there were 54,575,565 common shares of the Company outstanding.
Emanuele A. Lauro, Chairman and Chief Executive Officer, commented, "Reducing our debt and lowering our cash break even rate increases cash flow in any rate environment. This allows the Company to act opportunistically to further increase shareholder returns."
Summary of First Quarter 2024 and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and outside of the pools) thus far in the second quarter of 2024 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Pool and Spot Market			Time Charters Out of the Pool
	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days
LR2	$51,700	2,600	53%	$30,750	900	100%
MR	$38,000	4,350	51%	$21,750	450	100%
Handymax	$25,000	1,225	48%	N/A	N/A	N/A
(1)     Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of expected off-hire days during the period associated with major repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. The Company uses revenue days to show changes in net vessel revenues between periods.
•Below is a summary of the average daily TCE revenue earned by the Company's vessels during the first quarter of 2024:

	Average Daily TCE Revenue
Vessel class	Pool / Spot	Time Charters
LR2	$57,250	$30,859
MR	$35,025	$21,481
Handymax	$32,427	N/A
•The Company is currently in discussions with the lenders under its 2023 $1.0 Billion Credit Facility to make an unscheduled repayment on the term portion of this credit facility in June 2024 of up to $223.6 million. This repayment is expected to be applied against the upcoming quarterly principal repayment obligations of the term loan. This repayment will not impact the availability under the revolving portion of this credit facility, which is currently $288.2 million.

•In April 2024, the Company entered into an agreement to sell its 2015 built MR product tanker, STI Manhattan, for $40.8 million. The sale of this vessel is expected to close in the second or third quarter of 2024. The Company expects that there will be no debt repayment as a result of this sale, as this vessel is currently in the process of being replaced by one of its unencumbered vessels, STI Notting Hill, as collateral on the 2023 $1.0 Billion Credit Facility.

•In April 2024, the Company closed the previously announced sale of its 2013 built MR product tanker, STI Larvotto, for a selling price of $36.15 million. This vessel was not collateralized on a debt or lease arrangement and therefore there was no debt repayment as a result of the sale.

•In March 2024, the Company entered into an agreement to sell a 2013 built MR product tanker, STI Le Rocher, for $36.15 million. The sale of this vessel is expected to close in May 2024. This vessel is not collateralized on a debt or lease arrangement and therefore there will be no debt repayment as a result of the sale.

•In March 2024, the Company closed the previously announced sale of a 2015 built MR product tanker, STI Tribeca, for a selling price of $39.1 million. There was no debt repaid as a result of this sale, as this vessel was replaced by STI Galata as collateral on the 2023 $1.0 Billion Credit Facility.

•From January 1, 2024 through the date of this press release, the Company made $277.8 million in previously announced unscheduled debt and lease repayments. The Company also has $102.4 million in previously announced unscheduled lease repayments that are expected to close in the second quarter of 2024. These repayments are summarized in the table below.
•In January 2024, the Company drew down $99.0 million from the 2023 $1.0 Billion Credit Facility (split evenly between the term and revolving portions of the loan) and placed two Handymax product tankers and four MR product tankers as collateral under the facility.
Securities Repurchase Program
From January 1, 2024 through May 8, 2024, no shares were repurchased in the open market under the 2023 Securities Repurchase Program.
There is $250.0 million available under the 2023 Securities Repurchase Program as of May 8, 2024.

Diluted Weighted Number of Shares
The computation of earnings per share is determined by taking into consideration the potentially dilutive shares arising from the Company’s equity incentive plan. These potentially dilutive shares are excluded from the computation of earnings per share to the extent they are anti-dilutive.
For the three months ended March 31, 2024, the Company’s basic weighted average number of shares outstanding were 49,905,272. For the three months ended March 31, 2024, the Company’s diluted weighted average number of shares outstanding were 52,069,380, which included the potentially dilutive impact of restricted shares issued under the Company’s equity incentive plan.
Conference Call
On Thursday, May 9, 2024, the Company plans to issue its first quarter 2024 earnings press release in the morning (Eastern Daylight Time) and host a conference call at 9:00 AM Eastern Daylight Time and 3:00 PM Central European Summer Time.
Title: Scorpio Tankers Inc. First Quarter 2024 Conference Call
Date: Thursday May 9, 2024
Time: 9:00 AM Eastern Daylight Time and 3:00 PM Central European Summer Time
The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link:
https://edge.media-server.com/mmc/p/kd9z9abw
Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
The conference will also be available telephonically:
US/CANADA Dial-In Number: 1 833-636-1321
International Dial-In Number: 1 412-902-4260
Please ask to join the Scorpio Tankers Inc call.
Participants should dial into the call 10 minutes before the scheduled time.

Current Liquidity
As of May 8, 2024, the Company had $558.8 million in unrestricted cash and cash equivalents and $288.2 million of availability under the revolving portion of the 2023 $1.0 Billion Credit Facility. The Company also expects the sale of STI Le Rocher to close before the end of May 2024.
Debt
The following table sets forth the unscheduled debt and lease repayments that the Company has recently completed or are committed yet pending, including those announced as of May 8, 2024.

Facility	Repayment date	Principal balance repaid or to be repaid (in millions)		Vessels
Prudential Credit Facility	Jan-24	$33.7		STI Acton*, STI Camden* and STI Clapham
2020 SPDBFL Lease Financing	Jan-24	38.3		STI Jardins* and STI San Telmo*
2021 AVIC Lease Financing	Jan-24	77.4		STI Soho*, STI Osceola*, STI Memphis and STI Lombard
BCFL Lease Financing (MRs)	Jan-24	21.7		STI Topaz, STI Garnet and STI Onyx
2021 TSFL Lease Financing	Mar-24	45.6		STI Black Hawk, STI Pontiac and STI Notting Hill
2021 CMBFL Lease Financing	Mar-24	45.3		STI Comandante, STI Brixton, STI Pimlico and STI Finchley
Total unscheduled repayments - Q1 2024		$262.0

2021 CMBFL Lease Financing	Apr-24	15.8		STI Westminster
Total unscheduled repayments - Q2 2024		$15.8

2022 AVIC Lease Financing	May-24	39.6		STI Gramercy and STI Queens
2022 AVIC Lease Financing	Jun-24	62.8		STI Oxford and STI Selatar
Total unscheduled repayments - pending		$102.4	(1)

* Vessel subsequently collateralized on the 2023 $1.0 Billion Credit Facility
(1) Summation difference with indebtedness schedule due to rounding

Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. Dollars	Outstanding Principal as of December 31, 2023	Outstanding Principal as of March 31, 2024	Outstanding Principal as of May 8, 2024	Pro-forma Outstanding Principal as of May 8, 2024 (3)
1	Prudential Credit Facility (1)	$33,740	$—	$—	$—
2	BNPP Sinosure Credit Facility	69,667	69,667	64,213	64,213
3	2023 $225.0 Million Credit Facility	199,575	191,100	182,625	182,625
4	2023 $49.1 Million Credit Facility	45,626	44,472	44,472	44,472
5	2023 $117.4 Million Credit Facility	108,890	104,638	104,638	104,638
6	2023 $1.0 Billion Credit Facility (2)	564,907	630,838	630,838	630,838
7	2023 $94.0 Million Credit Facility	92,908	90,491	89,167	89,167
8	Ocean Yield Lease Financing	25,376	24,624	24,378	24,378
9	BCFL Lease Financing (MRs) (1)	21,653	—	—	—
10	2020 SPDBFL Lease Financing (1)	38,300	—	—	—
11	2021 AVIC Lease Financing (1)	77,383	—	—	—
12	2021 CMBFL Lease Financing (1)	61,525	15,795	—	—
13	2021 TSFL Lease Financing (1)	45,617	—	—	—
14	2021 Ocean Yield Lease Financing	58,083	56,624	56,143	56,143
15	2022 AVIC Lease Financing (1)	104,635	102,344	102,344	—
16	Unsecured Senior Notes Due 2025	70,571	70,571	70,571	70,571
	Gross debt outstanding	1,618,456	1,401,164	1,369,389	1,267,045
	Cash and cash equivalents	355,551	369,504	558,834	456,490
	Net debt	$1,262,905	$1,031,660	$810,555	$810,555
(1)    Refer to the preceding table for a description of unscheduled payment activity that has recently occurred or is expected to occur.
(2)    In January 2024, the Company drew down an aggregate of $99.0 million from this facility (split evenly between the term loan and the revolver) and six of the Company’s vessels (STI Acton, STI Camden, STI Jardins, STI Osceola, STI Soho and STI San Telmo) were placed as collateral under the facility. There is currently $288.2 million available under the revolving portion of this facility and no further amounts are available to draw under the term portion.
The amounts drawn, and the currently available $288.2 million under the revolving portion of the facility, are currently scheduled to be repaid and/or permanently reduced in aggregate amounts of $33.1 million per quarter through June 30, 2025 and gradually decreasing from $26.4 million to $21.3 million per quarter in years three through five of the loan, with a balloon payment due at the maturity date. These amounts do not reflect the impact of any potential unscheduled prepayment on the 2023 $1.0 Billion Credit Facility discussed above.
(3)    Amounts reflect the balances as of May 8, 2024, adjusted for previously announced and committed unscheduled debt and lease repayments which are expected to occur between May 9, 2024 and June 30, 2024. These amounts do not reflect the impact of any potential unscheduled prepayment on the 2023 $1.0 Billion Credit Facility discussed above.

Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness as of March 31, 2024, which includes principal amounts due under the Company's secured credit facilities, lease financing arrangements and Senior Notes Due 2025 (which also include actual scheduled payments made from April 1, 2024 through May 8, 2024):

In millions of U.S. dollars	Repayments/maturities of unsecured debt	Vessel financings - announced vessel purchases and maturities in 2024 and 2025	Vessel financings - scheduled repayments, in addition to maturities in 2026 and thereafter	Total (1)
April 1, 2024 to May 8, 2024 (2)	$—	$15.8	$16.0	$31.8
Remaining Q2 2024 (2)	—	102.3	41.1	143.4
Q3 2024	—	—	51.6	51.6
Q4 2024	—	—	57.1	57.1
Q1 2025	—	—	51.6	51.6
Q2 2025	70.6	—	51.0	121.6
Q3 2025	—	—	41.0	41.0
Q4 2025 (3)	—	55.4	37.6	93.0
2026 and thereafter	—	—	810.1	810.1
	$70.6	$173.5	$1,157.1	$1,401.2
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of March 31, 2024.
(2)    Includes the unscheduled payment activity that has recently occurred or is expected to occur as described in the preceding section describing unscheduled debt and lease repayments.
(3)    Includes the scheduled maturity payment of $55.4 million on the BNPP Sinosure Credit Facility.

Drydock Update
Set forth below is a table summarizing the drydock activity that occurred during the first quarter of 2024 and the estimated expected payments to be made, and off-hire days that are expected to be incurred, for the Company's drydocks through 2024 and 2025:

			Number of (3)
	Aggregate costs in millions of USD (1)	Aggregate off-hire days (2)	LR2s	MRs	Handymax
Q1 2024 - actual	$10.6	204	1	6	0
Q2 2024 - estimated	18.1	207	0	7	2
Q3 2024 - estimated	20.9	320	4	8	4
Q4 2024 - estimated	19.0	300	3	6	6
FY 2025	39.6	540	11	14	2
(1)    These costs include estimated cash payments for drydocks. These amounts may include costs incurred for previous projects for which payments may not be due until subsequent quarters, or payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual drydocks. The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks finalize.
(2)    Represents the total estimated off-hire days during the period for drydockings or major repairs, including vessels that commenced work in a previous period.

(3)    Represents the number of vessels scheduled to commence drydock. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period. Additionally, the timing set forth in these tables may vary as drydock times are finalized.

Explanation of Variances on the First Quarter of 2024 Financial Results Compared to the First Quarter of 2023
For the three months ended March 31, 2024, the Company recorded net income of $214.2 million compared to net income of $193.2 million for the three months ended March 31, 2023. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended March 31, 2024, and 2023:

	For the three months ended March 31,
In thousands of U.S. dollars	2024	2023
Vessel revenue	$391,336	$384,431
Voyage expenses	(1,575)	(7,269)
TCE revenue	$389,761	$377,162

•TCE revenue for the three months ended March 31, 2024 increased by $12.6 million to $389.8 million, from $377.2 million for the three months ended March 31, 2023. Overall, the average daily TCE revenue increased to $39,660 per vessel during the three months ended March 31, 2024, from $37,500 per vessel during the three months ended March 31, 2023. The average number of vessels was 110.9 during the three months ended March 31, 2024 as compared to 113.0 during the three months ended March 31, 2023.
◦TCE revenue for the three months ended March 31, 2024 remained strong reflected by the increase in daily TCE rates when compared to the same period in the prior year. The overall supply and demand balance in the product tanker market continued to be favorable in the first quarter of 2024 as underlying consumption and export volumes remained robust against the backdrop of modest growth in the worldwide fleet. These favorable market conditions were exacerbated by the expansion of ton-mile demand that was triggered by the conditions in the southern Red Sea (discussed below), which has forced the re-routing of much of the global shipping fleet transiting to and from Europe to divert around the Cape of Good Hope. The mixture of these conditions resulted in record high average daily spot TCE rates on the Company’s LR2 vessels (which are the primary vessel class making these longer-haul voyages) during the first quarter of 2024, with the remainder of the Company’s fleet benefiting from a spill-over effect.
◦TCE revenue for the three months ended March 31, 2023 reflected the continued strength in the product tanker market that began in the first quarter of 2022 as a result of several catalysts. Initially, the easing of COVID-19 restrictions around the globe, the conflict in Ukraine, and strengthening refining margins resulted in significant increases in ton-mile demand as trade routes shifted and volumes increased. In early 2023, volumes and trade routes continued to be impacted by the easing of COVID-19 restrictions, particularly in China, and the implementation of sanctions on the export of Russian crude oil and refined petroleum products.
•Vessel operating costs for the three months ended March 31, 2024, increased by $4.5 million to $78.1 million, from $73.7 million for the three months ended March 31, 2023. Overall, the average daily vessel operating costs increased to $7,743 per vessel for the three months ended March 31, 2024 from $7,244 per vessel for the three months ended March 31, 2023. The increase was among the LR2 and MR vessel classes with the largest increases within stores and spares expenses due to the timing of purchases. Per day vessel operating costs for the three months ended March 31, 2024 decreased from $8,181 per day in the three months ended December 31, 2023, due to the $2.0 million crew bonus expense recorded at year end as well as decreases in repairs and maintenance.
•Voyage expenses for the three months ended March 31, 2024 decreased by $5.7 million from the three months ended March 31, 2023, to $1.6 million as the number of vessels operating outside of the Scorpio pools during the three months ended March 31, 2024 decreased from the prior year period.

•Depreciation expense – owned or sale leaseback vessels for the three months ended March 31, 2024, increased by $7.4 million to $47.9 million, from $40.5 million for the three months ended March 31, 2023. This increase was attributable to the exercise of purchase options on all 21 lease financed vessels throughout 2023 that were previously accounted for as IFRS 16 - Leases consisting of nine in the second quarter; six in the third quarter; and six in the fourth quarter of 2023 as reflected in the $9.5 million decrease in Depreciation expense - right of use assets for the three months ended March 31, 2024. The carrying values of these repurchased vessels were reclassified to Vessels and drydock from Right of use assets for vessels on the Company's balance sheet and depreciation expense is recorded as a part of owned vessels as of the dates of each purchase. The combined decrease in depreciation expense of $2.1 million was due to five vessels that were either classified as held for sale or sold since March 31, 2023.
•General and administrative expenses for the three months ended March 31, 2024, increased by $7.8 million to $30.1 million, from $22.3 million for the three months ended March 31, 2023. This increase was primarily due to an increase in non-cash restricted stock amortization resulting from grants made in the second quarter of 2023. A recent restricted stock grant is expected to result in an increase in general and administrative expenses by approximately $8.0 million to $9.0 million per quarter in the upcoming quarters. The stock price on the date of the grant, which has increased over 25% since March 2023, is used as the fair value for the accounting of the awards under IFRS. The awards granted to employees vest ratably in years three, four and five following the initial grant.
•Financial expenses for the three months ended March 31, 2024 decreased by $6.5 million to $37.0 million, from $43.5 million for the three months ended March 31, 2023. This decrease was primarily attributable to the overall reduction in interest expense on debt and sale leaseback arrangements due to the Company's focus on deleveraging. The Company's average indebtedness decreased to $1.5 billion during the three months ended March 31, 2024, as compared to $2.0 billion during the three months ended March 31, 2023. Additionally:
•The Company recorded $3.7 million of debt extinguishment related costs during the three months ended March 31, 2024, as compared to $2.3 million during the three months ended March 31, 2023; and
•The amortization of deferred financing fees increased to $3.0 million during the three months ended March 31, 2024, as compared to $1.2 million during the three months ended March 31, 2023, due to the entrance into new credit facilities during 2023.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars except per share and share data	2024	2023
Revenue
Vessel revenue	$391,336	$384,431

Operating expenses
Vessel operating costs	(78,125)	(73,674)
Voyage expenses	(1,575)	(7,269)
Depreciation - owned or sale leaseback vessels	(47,910)	(40,491)
Depreciation - right of use assets	—	(9,490)
General and administrative expenses	(30,089)	(22,271)
Gain on sales of vessels	11,330	—
Total operating expenses	(146,369)	(153,195)
Operating income	244,967	231,236
Other (expenses) and income, net
Financial expenses	(36,994)	(43,532)
Financial income	4,590	4,185
Share of income from dual fuel tanker joint venture	1,519	1,441
Other income and (expenses), net	109	(93)
Total other expense, net	(30,776)	(37,999)
Net income	$214,191	$193,237

Earnings per share

Basic	$4.29	$3.40
Diluted	$4.11	$3.27
Basic weighted average shares outstanding	49,905,272	56,834,813
Diluted weighted average shares outstanding (1)	52,069,380	59,111,952

(1) The computation of diluted earnings per share for the three months ended March 31, 2024 and 2023, includes the effect of potentially dilutive unvested shares of restricted stock.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	March 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$369,504	$355,551
Accounts receivable	234,143	203,500
Prepaid expenses and other current assets	10,131	10,213
Inventories	8,186	7,816
Assets held for sale	31,395	—
Total current assets	653,359	577,080
Non-current assets
Vessels and drydock	3,484,436	3,577,935
Other assets	63,346	65,440
Goodwill	8,197	8,197
Total non-current assets	3,555,979	3,651,572
Total assets	$4,209,338	$4,228,652
Current liabilities
Current portion of long-term debt	$203,312	$220,965
Lease liability - sale and leaseback vessels	126,562	206,757
Accounts payable	14,003	10,004
Accrued expenses and other liabilities	64,595	72,678
Total current liabilities	408,472	510,404
Non-current liabilities
Long-term debt	973,285	939,188
Lease liability - sale and leaseback vessels	71,317	221,380
Other long-term liabilities	—	3,974
Total non-current liabilities	1,044,602	1,164,542
Total liabilities	1,453,074	1,674,946
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	745	745
Additional paid-in capital	3,106,664	3,097,054
Treasury shares	(1,131,225)	(1,131,225)
Retained earnings	780,080	587,132
Total shareholders' equity	2,756,264	2,553,706
Total liabilities and shareholders' equity	$4,209,338	$4,228,652

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the three months ended March 31,
In thousands of U.S. dollars	2024	2023
Operating activities
Net income	$214,191	$193,237
Depreciation - owned or sale leaseback vessels	47,910	40,491
Depreciation - right of use assets	—	9,490
Equity settled share based compensation expense	9,610	3,821
Amortization of deferred financing fees	2,978	1,160
Non-cash debt extinguishment costs	322	1,148
Net gain on sales of vessels	(11,330)	—
Accretion of fair value measurement on debt assumed in business combinations	21	338
Share of income from dual fuel tanker joint venture	(1,519)	(1,441)
	262,183	248,244
Changes in assets and liabilities:
(Increase) / decrease in inventories	(370)	7,256
(Increase) / decrease in accounts receivable	(30,644)	43,108
Decrease in prepaid expenses and other current assets	84	8,516
Decrease in other assets	1,250	685
Increase / (decrease) in accounts payable	3,663	(3,743)
Decrease in accrued expenses	(14,036)	(27,589)
	(40,053)	28,233
Net cash inflow from operating activities	222,130	276,477
Investing activities
Net proceeds from sales of vessels	38,561	—
Distributions from dual fuel tanker joint venture	495	845
Investment in dual fuel tanker joint venture	(361)	—
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned, leased financed and bareboat-in vessels)	(10,560)	(8,483)
Net cash inflow / (outflow) from investing activities	28,135	(7,638)
Financing activities
Debt repayments	(313,867)	(138,641)
Issuance of debt	99,000	274,088
Debt issuance costs	(202)	(5,244)
Principal repayments on lease liability - IFRS 16	—	(13,204)
Dividends paid	(21,243)	(11,873)
Repurchase of common stock	—	(138,180)
Net cash outflow from financing activities	(236,312)	(33,054)
Increase in cash and cash equivalents	13,953	235,785
Cash and cash equivalents at January 1,	355,551	376,870
Cash and cash equivalents at March 31,	$369,504	$612,655

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months ended March 31, 2024 and 2023
(unaudited)

	For the three months ended March 31,
	2024	2023
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$292,785	$286,386

Average Daily Results
Fleet
TCE per revenue day (2)	$39,660	$37,500
Vessel operating costs per day (3)	$7,743	$7,244
Average number of vessels	110.9	113.0

LR2
TCE per revenue day (2)	$50,663	$43,292
Vessel operating costs per day (3)	$8,552	$7,497
Average number of vessels	39.0	39.0

MR
TCE per revenue day (2)	$33,934	$33,517
Vessel operating costs per day (3)	$7,369	$7,109
Average number of vessels	57.9	60.0

Handymax
TCE per revenue day (2)	$32,427	$38,349
Vessel operating costs per day (3)	$7,027	$7,102
Average number of vessels	14.0	14.0

Capital Expenditures
Drydock, scrubber, ballast water treatment system and other vessel related payments (in thousands of U.S. dollars)	$10,560	$8,483

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days vessels are part of the fleet less the number of days vessels are off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, not time chartered-in vessels.

Fleet list as of May 8, 2024

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned and sale leaseback vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Topaz	2012	49,990	—	SMRP (2)	MR	Yes
16	STI Ruby	2012	49,990	—	SMRP (2)	MR	No
17	STI Garnet	2012	49,990	—	SMRP (2)	MR	Yes
18	STI Onyx	2012	49,990	—	SMRP (2)	MR	Yes
19	STI Beryl	2013	49,990	—	SMRP (2)	MR	No
20	STI Le Rocher	2013	49,990	—	SMRP (2)(7)	MR	No
21	STI Duchessa	2014	49,990	—	Time Charter (5)	MR	No
22	STI Opera	2014	49,990	—	SMRP (2)	MR	No
23	STI Texas City	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
25	STI San Antonio	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
30	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
31	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
32	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
33	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
34	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
35	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
36	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
37	STI Memphis	2014	49,990	—	Time Charter (6)	MR	Yes
38	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
39	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
40	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
41	STI Manhattan	2015	49,990	—	SMRP (2)(7)	MR	Yes
42	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
43	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
44	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
45	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
46	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
47	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
48	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
49	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
50	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	No
51	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes
52	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
53	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	No
54	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	No
55	STI Esles II	2018	49,990	1B	SMRP (2)	MR	No
56	STI Jardins	2018	49,990	1B	SMRP (2)	MR	No
57	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
58	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
59	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
60	STI Magnetic	2019	50,000	—	Time Charter (8)	MR	Yes
61	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
62	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
63	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
64	STI Marshall	2019	50,000	—	Time Charter (9)	MR	Yes
65	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
66	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
67	STI Miracle	2020	50,000	—	Time Charter (10)	MR	Yes
68	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
69	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
70	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
71	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
72	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
73	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
74	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
75	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
76	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
77	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
78	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
79	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
80	STI Alexis	2015	109,999	—	MPL (4)	LR2	Yes
81	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
82	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
83	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
84	STI Connaught	2015	109,999	—	Time Charter (11)	LR2	Yes
85	STI Spiga	2015	109,999	—	MPL (4)	LR2	Yes
86	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes
87	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
88	STI Lombard	2015	109,999	—	Time Charter (12)	LR2	Yes
89	STI Grace	2016	109,999	—	Time Charter (13)	LR2	Yes
90	STI Jermyn	2016	109,999	—	Time Charter (14)	LR2	Yes
91	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
92	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
93	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
94	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
95	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
96	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes
97	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
98	STI Goal	2016	113,000	—	MPL (4)	LR2	Yes
99	STI Guard	2016	113,000	—	Time Charter (15)	LR2	Yes
100	STI Guide	2016	113,000	—	Time Charter (16)	LR2	Yes
101	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
102	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
103	STI Gauntlet	2017	113,000	—	Time Charter (17)	LR2	Yes
104	STI Gladiator	2017	113,000	—	Time Charter (16)	LR2	Yes
105	STI Gratitude	2017	113,000	—	Time Charter (18)	LR2	Yes
106	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
107	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
108	STI Lily	2019	110,000	—	SLR2P (3)	LR2	Yes
109	STI Lavender	2019	110,000	—	Time Charter (19)	LR2	Yes

	Total Fleet DWT		7,652,222

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel operates in the Mercury Pool Limited, or MPL. MPL is operated by SCM. MPL and SCM are related parties to the Company.
(5)	This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
(6)	This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.
(7)	The Company has entered into an agreement to sell this vessel which is expected to close in the second or third quarter of 2024.
(8)	This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three-year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. The charterers have the option to extend the term of this agreement for an additional year at $24,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.
(9)	This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $24,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $25,000 per day. If this second option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.
(10)	This vessel commenced a time charter in August 2022 for three years at a rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.
(11)	In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.
(12)	This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
(13)	This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.
(14)	This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
(15)	This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day. The charterers have the option to convert the term of this agreement to three years at $30,000 per day, which must be declared within 30 months after the delivery date.
(16)	This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(17)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day.
(18)	This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(19)	This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day.
Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2023 and 2024 were as follows:

Date paid	Dividend per common share
March 2023	$0.20
June 2023	$0.25
September 2023	$0.25
December 2023	$0.35
March 2024	$0.40

On May 8, 2024, the Board of Directors declared a quarterly cash dividend of $0.40 per common share, with a payment date of June 28, 2024 to all shareholders of record as of June 14, 2024 (the record date). As of May 8, 2024, there were 54,575,565 common shares of the Company outstanding.
Conflict in Ukraine and Middle East
The ongoing military conflict in Ukraine has had a significant direct and indirect impact on the trade of refined petroleum products. This conflict has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against citizens, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil and refined petroleum products from Russia to the United States, United Kingdom or the European Union, and a prohibition on a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering, which took effect in December 2022 and February 2023 respectively. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. The Company cannot foresee what other sanctions or executive orders may arise that affect the trade of petroleum products. Furthermore, the conflict and ensuing international response has disrupted the supply of Russian oil to the global market, and as a result, the price of oil and petroleum products has experienced significant volatility. The Company cannot predict what effect the higher price of oil and petroleum products will have on demand, and while thus far the impact has been favorable, it is possible that the current conflict in Ukraine could adversely affect the Company's financial condition, results of operations, and future performance.
Additionally, since December 2023, there have been multiple drone and missile attacks on commercial vessels transiting international waters in the southern Red Sea by groups believed to be affiliated with the Yemen-based Houthi rebel group purportedly in response to the ongoing military conflict between Israel and Hamas. Recent attacks on U.S. military installations in Jordan and other locations in the middle east, the continuing military actions by the U.S. government and certain of its allies against the Houthi rebel group, which the U.S. government believes to be supported by the government of Iran and the ongoing military conflict between Israel and Hamas continue to threaten the political stability of the region and may lead to further military conflicts, including continued hostile actions towards commercial shipping in the region. We cannot predict the severity or length of the current conditions impacting international shipping in this region and the continuing disruption of the trade routes in the region of the Red Sea. While thus far the impact of these events has been favorable to the demand for our vessels, it is also possible that it could have a material and adverse impact on our results of operations in the future.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or lease finances 109 product tankers (39 LR2 tankers, 56 MR tankers and 14 Handymax tankers) with an average age of 8.2 years. The Company has entered into agreements to sell two of its MR tankers, which are expected to close in the second or third quarter of 2024. Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.

TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the First Quarter of 2024 Financial Results Compared to the First Quarter of 2023". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Income to Adjusted Net Income

	For the three months ended March 31, 2024
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$214,191	$4.29		$4.11
Adjustments:
Write-offs of deferred financing fees and debt extinguishment costs	3,692	0.07		0.07
Gain on sales of vessels	(11,330)	(0.23)		(0.22)
Adjusted net income	$206,553	$4.14	(1)	$3.97	(1)

(1) Summation difference due to rounding

	For the three months ended March 31, 2023
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$193,237	$3.40	$3.27
Adjustment:
Write-offs of deferred financing fees and debt extinguishment costs	2,315	$0.04	$0.04
Adjusted net income	$195,552	$3.44	$3.31

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended March 31,
In thousands of U.S. dollars	2024	2023
Net Income	$214,191	$193,237
Financial expenses	36,994	43,532
Financial income	(4,590)	(4,185)
Depreciation - owned or lease financed vessels	47,910	40,491
Depreciation - right of use assets	—	9,490
Equity settled share based compensation expense	9,610	3,821
Gain on sales of vessels	(11,330)	—
Adjusted EBITDA	$292,785	$286,386

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies in response to epidemics and other public health concerns including any effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the armed conflict between Israel and Hamas, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: investor.relations@scorpiotankers.com